EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

SEC
Mail Processing
Section

JAN 17 2008

Washington, DC
103

12g3-2(b) File No.82-4922

Ref No. OS.023/2008

January 17, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549 [redacted]

U.S.A.

SUPPL

08000446

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Yours sincerely,

Jan 17, 08

dw 1/29

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. FA.001/2008

17 January 2008

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the year ended 31 December 2007 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

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KASIKORNBANK 开泰银行

Summary statement of assets and liabilities [1]

As of 31 December 2007

Assets	Baht	Liabilities	Baht
Cash	18,050,394,496.04	Deposits	784,407,654,274.66
Interbank and money market items	55,681,206,441.80	Interbank and money market items	14,320,711,954.55
Securities purchased under resale agreements	10,700,000,000.00	Liabilities payable on demand	11,116,765,543.88
Investment in securities, net	103,800,413,248.94	Securities sold under repurchase agreements	-
(with obligations Baht 6,439,462,952.04)		Borrowings	57,703,241,824.54
Credit advances (net of allowance for doubtful accounts)	737,057,910,443.51	Bank's liabilities under acceptance	1,461,617,320.62
Accrued interest receivables	1,246,446,593.92	Other liabilities	25,004,212,437.32
Properties foreclosed	11,252,507,215.50	Total Liabilities	894,014,203,355.37
Customers' liabilities under acceptance	1,461,617,320.62		
Premises and equipment, net	23,982,109,592.05	**Shareholders' equity**	
Other assets	27,916,735,604.39	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,882,023,170.00
		Reserves and net profit after appropriation	58,835,249,722.06
		Other reserves and profit and loss account	17,417,864,709.34
		Total shareholders' equity	100,135,137,601.40
Total Assets	994,149,340,956.77	Total Liabilities and Shareholders' equity	994,149,340,956.77
Customers' liabilities under unmatured bills	5,674,257,724.14	Bank's liabilities under unmatured bills	5,674,257,724.14
Total	999,823,598,680.91	Total	999,823,598,680.91

	Baht
Non-Performing Loans[2] (net) as of 31 December 2007 (Quarterly)	15,776,304,633.74
(2.05% of total loans after allowance for doubtful accounts of Non – Performing Loans)	
Required provisioning for loan loss as of 31 December 2007 (Quarterly)	21,406,970,987.94
Actual allowance for doubtful accounts	24,259,296,996.21
Loan to related parties	27,122,360,982.58
Loans to related asset management companies	3,745,000,000.00
Loans to related parties due to debt restructuring	819,629,153.49
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	112,570,913,467.84
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	1,142,268,368.72
Letter of credit	20,496,880,542.88

[1] This summary statement has not been reviewed or audited by Certified Public Accountant

[2] Non – Performing Loans (gross) as of 31 December 2007 (Quarterly) 31,914,750,240.02

(4.06% of total loans before allowance for doubtful accounts)

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2007	30 September 2007	Change	31 December 2006	31 December 2007	30 September 2007	Change	31 December 2006 (Restated)
ASSETS								
Cash	18,050,910	17,205,011	845,899	18,410,830	18,050,395	17,204,482	845,913	18,410,307
Interbank and money market items								
Domestic items								
Interest bearing	23,955,521	14,147,700	9,807,821	1,375,214	23,839,948	14,194,934	9,645,014	1,321,941
Non-interest bearing	2,068,509	956,886	1,111,623	1,734,958	2,141,353	1,047,899	1,093,454	1,825,247
Foreign items								
Interest bearing	31,758,253	106,367,361	(74,609,108)	79,098,887	31,758,253	106,367,361	(74,609,108)	79,098,887
Non-interest bearing	941,653	441,642	500,011	632,914	941,653	441,642	500,011	632,914
Total interbank and money market items-net	58,723,936	121,913,589	(63,189,653)	82,841,973	58,681,207	122,051,836	(63,370,629)	82,878,989
Securities purchased under resale agreements	10,700,000	-	10,700,000	22,200,000	10,700,000	-	10,700,000	22,200,000
Investments								
Current investments-net	55,074,215	67,663,065	(12,588,850)	51,338,397	54,873,147	67,462,135	(12,588,988)	51,022,673
Long-term investments-net	39,862,884	35,646,870	4,216,014	50,165,759	39,569,807	35,144,056	4,425,751	49,298,641
Investment in subsidiaries & associated companies-net	588,882	589,373	(491)	482,468	9,357,459	9,257,459	100,000	9,740,599
Total investments-net	95,525,981	103,899,308	(8,373,327)	101,986,624	103,800,413	111,863,650	(8,063,237)	110,061,913
Loans and accrued interest receivables								
Loans	762,504,957	729,564,632	32,940,325	677,206,709	761,304,679	726,333,191	34,971,488	673,336,007
Accrued interest receivables	1,263,007	1,711,395	(448,388)	1,812,525	1,246,447	1,553,904	(307,457)	1,628,509
Total loans and accrued interest receivables	763,767,964	731,276,027	32,491,937	679,019,234	762,551,126	727,887,095	34,664,031	674,964,516
Less Allowance for doubtful accounts	(24,217,165)	(31,459,184)	7,242,019	(31,703,047)	(22,616,460)	(27,671,236)	5,054,776	(26,712,346)
Less Revaluation allowance for debt restructuring	(1,634,566)	(2,014,135)	379,569	(1,289,861)	(1,630,309)	(2,008,645)	378,336	(1,259,160)
Total loans and accrued interest receivables-net	737,916,233	697,802,708	40,113,525	646,026,326	738,304,357	698,207,214	40,097,143	646,993,010
Properties foreclosed-net	15,365,479	15,338,871	26,608	16,495,561	11,252,507	11,103,211	149,296	11,639,583
Customers' liability under acceptance	1,461,617	1,562,707	(101,090)	525,175	1,461,617	1,562,707	(101,090)	525,175
Premises and equipment-net	24,533,967	23,990,236	543,731	22,292,665	23,982,110	23,467,661	514,449	22,003,602
Intangible assets-net	6,818,581	6,309,205	509,376	5,318,302	5,610,639	5,067,473	543,166	3,971,149
Derivative revaluation	10,639,678	10,548,984	90,694	9,827,153	10,639,678	10,548,984	90,694	9,827,153
Other assets-net	14,781,396	8,724,158	6,057,238	9,584,138	11,666,418	6,787,396	4,879,022	8,359,597
Total Assets	994,517,778	1,007,294,777	(12,776,999)	935,508,747	994,149,341	1,007,864,614	(13,715,273)	936,870,478

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2007	30 September 2007	Change	31 December 2006	31 December 2007	30 September 2007	Change	31 December 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	774,692,310	798,517,967	(23,825,657)	740,206,039	775,278,057	799,398,491	(24,120,434)	741,274,154
Deposits in foreign currencies	9,129,598	8,192,676	936,922	6,053,802	9,129,598	8,192,676	936,922	6,053,802
Total deposits	783,821,908	806,710,643	(22,888,735)	746,259,841	784,407,655	807,591,167	(23,183,512)	747,327,956
Interbank and money market items								
Domestic items								
Interest bearing	11,383,205	13,838,711	(2,455,506)	14,860,644	11,516,209	14,115,546	(2,599,337)	15,254,911
Non-interest bearing	2,611,442	1,747,703	863,739	1,611,006	2,614,103	1,751,448	862,655	1,613,578
Foreign items								
Interest bearing	132	205,287	(205,155)	523,464	132	205,287	(205,155)	523,464
Non-interest bearing	190,268	154,979	35,289	694,380	190,268	154,979	35,289	694,380
Total interbank and money market items	14,185,047	15,946,680	(1,761,633)	17,689,494	14,320,712	16,227,260	(1,906,548)	18,086,333
Liability payable on demand	11,116,765	7,430,384	3,686,381	6,757,266	11,116,765	7,430,384	3,686,381	6,757,266
Borrowings								
Short-term borrowings	39,074,887	33,819,972	5,254,915	29,425,531	38,678,338	33,649,808	5,028,530	29,613,900
Long-term borrowings	19,024,904	19,207,442	(182,538)	21,038,953	19,024,904	19,207,442	(182,538)	21,038,953
Total borrowings	58,099,791	53,027,414	5,072,377	50,464,484	57,703,242	52,857,250	4,845,992	50,652,853
Bank's liability under acceptance	1,461,617	1,562,707	(101,090)	525,175	1,461,617	1,562,707	(101,090)	525,175
Derivative revaluation	6,593,620	8,147,472	(1,553,852)	6,611,065	6,593,620	8,147,472	(1,553,852)	6,011,065
Other liabilities	19,243,695	17,692,909	1,550,786	18,963,103	18,410,592	17,048,452	1,362,140	18,491,808
Total Liabilities	894,522,443	910,518,209	(15,995,766)	847,270,428	894,014,203	910,864,692	(16,850,489)	848,452,456

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KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	31 December 2007	30 September 2007	Change	31 December 2006	31 December 2007	30 September 2007	Change	31 December 2006 (Restated)
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,388,202,317 ordinary shares, Baht 10 par value	23,882,023				23,882,023			
2,387,969,313 ordinary shares, Baht 10 par value		23,879,693	2,330			23,879,693	2,330	
2,382,147,733 ordinary shares, Baht 10 par value				23,821,477				23,821,477
Premium on ordinary shares	18,012,979	18,008,826	4,153	17,903,743	18,012,979	18,008,826	4,153	17,903,743
Appraisal surplus on asset revaluation	9,741,701	9,775,454	(33,753)	9,883,085	9,741,701	9,775,454	(33,753)	9,883,085
Revaluation surplus (deficit) on investments	568,261	994,753	(426,492)	(156,538)	567,324	993,966	(426,642)	(159,690)
Retained earning								
Appropriated								
Legal reserve	2,920,000	2,160,000	760,000	2,160,000	2,920,000	2,160,000	760,000	2,160,000
Unappropriated	44,870,321	41,957,794	2,912,527	34,626,533	45,011,111	42,181,983	2,829,128	34,809,407
	99,995,285	96,776,520	3,218,765	88,238,300	100,135,138	96,999,922	3,135,216	88,418,022
Minority interests	50	48	2	19	-	-	-	-
Total Shareholders' equity	99,995,335	96,776,568	3,218,767	88,238,319	100,135,138	96,999,922	3,135,216	88,418,022
Total Liabilities and Shareholders' equity	994,517,778	1,007,294,777	(12,776,999)	935,508,747	994,149,341	1,007,864,614	(13,715,273)	936,870,478
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	1,142,268	1,190,357	(48,089)	639,151	1,142,268	1,190,357	(48,089)	639,151
Liability under unmatured import bills	5,674,258	5,489,282	184,976	5,162,801	5,674,258	5,489,282	184,976	5,162,801
Letters of credit	20,496,881	17,810,211	2,686,670	19,200,000	20,496,881	17,810,211	2,686,670	19,200,000
Other contingencies	1,703,175,812	1,581,762,186	121,413,626	1,125,293,704	1,702,844,825	1,581,555,428	121,289,397	1,125,098,631

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KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q4/07	Q3/07	Change	Q4/07	Q3/07	Change
Interest and dividend income						
Loans	11,612,522	11,221,923	390,599	11,810,035	11,382,814	427,221
Interbank and money market items	823,622	1,015,155	(191,533)	794,049	1,028,926	(234,877)
Hire purchase and financial lease	378,031	327,042	50,989	-	-	-
Investments	1,067,698	1,098,525	(30,827)	1,291,092	1,325,986	(34,894)
Total interest and dividend income	13,881,873	13,662,645	219,228	13,895,176	13,737,726	157,450
Interest expenses						
Deposits	3,230,780	3,613,091	(382,311)	3,201,644	3,626,785	(425,141)
Interbank and money market items	41,973	51,948	(9,975)	42,968	53,329	(10,361)
Short-term borrowings	207,496	342,857	(135,361)	210,261	346,354	(136,093)
Long-term borrowings	256,788	257,393	(605)	256,728	257,393	(665)
Total interest expenses	3,737,037	4,265,289	(528,252)	3,711,601	4,283,861	(572,260)
Net income from interest and dividend	10,144,836	9,397,356	747,480	10,183,575	9,453,865	729,710
Bad debt and doubtful accounts	1,652,259	707,302	944,957	1,502,986	813,509	689,477
Loss on debt restructuring	153,803	1,046,803	(893,000)	130,929	887,596	(756,667)
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	8,338,774	7,643,251	695,523	8,549,660	7,752,760	796,900
Non-interest income						
Gain on investments	20,163	170,324	(150,161)	20,321	138,858	(118,537)
Share of profit (loss) from investments on equity method	(10,844)	56,540	(67,384)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	268,150	271,439	(3,289)	268,150	271,439	(3,289)
Others	3,442,414	3,179,101	263,313	3,085,593	2,799,515	286,078
Gain on exchange	758,363	731,684	26,679	758,363	731,684	26,679
Other income	795,120	244,478	550,642	372,389	226,627	145,762
Total non-interest income	5,273,366	4,653,566	619,800	4,504,816	4,168,123	336,693
Non-interest expenses						
Personnel expenses	2,593,395	2,365,599	227,796	2,378,288	2,182,193	196,095
Premises and equipment expenses	1,660,814	1,533,601	127,213	1,643,595	1,474,251	169,344
Taxes and duties	611,944	605,617	6,327	601,403	589,327	12,076
Fees and service expenses	1,083,228	824,052	259,176	1,018,504	760,891	257,613
Directors' remuneration	14,140	22,975	(8,835)	12,640	21,475	(8,835)
Contribution to Financial Institutions Development Fund	766,280	766,279	1	766,280	766,279	1
Other expenses	1,603,059	1,027,962	575,097	1,473,817	941,987	531,830
Total non-interest expenses	8,332,860	7,146,085	1,186,775	7,894,527	6,736,403	1,158,124
Income before income tax	5,279,280	5,150,732	128,548	5,159,949	5,184,480	(24,531)
Income tax expenses	1,650,856	1,738,750	(87,894)	1,604,574	1,698,788	(94,214)
Net income before minority interest	3,628,424	3,411,982	216,442	3,555,375	3,485,692	69,683
Income of minority interest	(1)	(2)	1	-	-	-
Net income	3,628,423	3,411,980	216,443	3,555,375	3,485,692	69,683
Basic earnings per share (Baht)	1.52	1.43	0.09	1.49	1.46	0.03
Number of the weighted average number of ordinary shares ('000)	2,388,180	2,387,931	249	2,388,180	2,387,931	249

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KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the year ended 31 December 2007 and 2006

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2007	2006	Change	2007	2006 (Restated)	Change
Interest and dividend income						
Loans	45,842,526	42,410,592	3,431,934	46,494,896	42,692,393	3,802,503
Interbank and money market items	3,840,564	4,487,165	(646,601)	3,839,127	4,481,960	(642,833)
Hire purchase and financial lease	1,183,122	465,496	717,626	-	-	-
Investments	4,650,151	4,446,501	203,650	5,509,588	4,714,255	795,333
	55,516,363	51,809,754	3,706,609	55,843,611	51,888,608	3,955,033
Interest expenses						
Deposits	15,946,420	14,554,370	1,392,050	15,956,733	14,558,171	1,398,562
Interbank and money market items	207,609	512,839	(305,230)	219,292	532,722	(313,430)
Short-term borrowings	902,425	1,001,798	(99,373)	917,701	1,004,034	(86,333)
Long-term borrowings	1,028,809	1,128,151	(99,342)	1,028,749	1,128,152	(99,403)
	18,085,263	17,197,158	888,105	18,122,475	17,223,079	899,396
Net income from interest and dividend	37,431,100	34,612,596	2,818,504	37,721,136	34,665,529	3,055,607
Bad debt and doubtful accounts	4,289,973	651,535	3,638,438	4,279,506	1,053,010	3,226,496
Loss on debt restructuring	1,596,768	4,767,111	(3,170,343)	1,379,939	4,327,031	(2,947,092)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	31,544,359	29,193,950	2,350,409	32,061,691	29,285,488	2,776,203
Non-interest income						
Gain on investments	1,176,103	210,923	965,180	1,080,251	207,133	873,118
Share of profit from investments on equity method *	120,035	177,690	(57,655)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	1,008,829	810,752	198,077	1,008,829	810,752	198,077
Others	12,333,753	9,826,666	2,507,087	10,966,821	8,788,353	2,178,468
Gain on exchanges	2,717,534	1,670,154	1,047,380	2,717,534	1,670,154	1,047,380
Other income	1,540,928	1,458,694	82,234	958,051	1,249,535	(291,484)
Total non-interest income	18,897,182	14,154,879	4,742,303	16,731,486	12,725,927	4,005,559
Non-interest expenses						
Personnel expenses	9,344,191	8,177,502	1,166,689	8,636,041	7,612,772	1,023,269
Premises and equipment expenses	6,169,665	5,222,199	947,466	5,993,167	5,068,567	924,600
Taxes and duties	2,420,454	2,241,101	179,353	2,367,296	2,179,005	188,291
Fees and service expenses	3,333,156	2,931,062	402,094	3,150,560	2,786,761	363,799
Directors' remuneration	86,666	86,168	498	80,666	80,128	538
Contribution to Financial Institutions Development Fund	3,042,404	2,768,801	273,603	3,042,404	2,768,801	273,603
Other expenses	4,632,589	4,133,763	498,826	4,265,421	3,792,995	472,426
Total non-interest expenses	29,029,125	25,560,596	3,468,529	27,535,555	24,289,029	3,246,526
Income before income tax	21,412,416	17,788,233	3,624,183	21,257,622	17,722,386	3,535,236
Income tax expense	6,407,530	4,125,618	2,281,912	6,254,104	3,981,150	2,272,954
Net income before minority interest	15,004,886	13,662,615	1,342,271	15,003,518	13,741,236	1,262,282
(Income) loss of minority interest	(7)	1,426	(1,433)	-	-	-
Net income	15,004,879	13,664,041	1,340,838	15,003,518	13,741,236	1,262,282
Basic earnings per share (Baht)	6.29	5.74	0.55	6.28	5.77	0.51
Number of the weighted average number of ordinary shares ('000)	2,387,438	2,381,474	5,964	2,387,438	2,381,474	5,964

* The Bank changed to record its investments in subsidiary companies and associated companies for the Bank 2007 financial statements from equity method to cost method since 1 January 2007. Certain accounts in the comparative financial statements have been restated to conform with the presentation in the financial statements for the year ended 31 December2007.

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KASIKORNBANK 泰华农民银行

KASIKORNBANK AND SUBSIDIARIES Analysis of financial position and operating results of Q4/2007

Data of Consolidated

Million Baht

	31 Dec 07	30 Sep 07
Net income	3,628	3,412
Total Assets	994,518	1,007,295
Total Liabilities	894,523	910,518
NPL (net)	2.29%	3.34%
NPL (gross)	4.45%	6.34%
Total Capital funds ratio	14.62%	14.82%
NIM	4.30%	4.03%
ROA	1.45%	1.39%
ROE	14.[illegible]%	14.25%

Interest Rate	31 Dec 07	30 Sep 07
MLR	6.85%	6.85%
MOR	7.10%	7.10%
MRR	7.35%	7.35%
Saving	0.75%	0.75%
Fixed 3 months	2.00%	2.00%
Fixed 6 months	2.00%	2.00%
Fixed 12 months	2.25%	2.25%
Fixed 24 months	2.50%	2.50%
Fixed 36 months	2.50%	2.50%

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q4/07	Q3/07	Change
Total interest and dividend income	13,882	13,663	219
Total interest expenses	3,737	4,265	(528)
Net income from interest and dividend	10,145	9,398	747
Bad debt and doubtful accounts	1,652	707	945
Loss on debt restructuring	154	1,047	(893)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	8,339	7,644	695
Total non-interest income	5,273	4,653	620
Total non-interest expenses	8,333	7,146	1,187
Income before income tax	5,279	5,151	128
Income tax expenses	1,651	1,739	(88)
Net income	3,628	3,412	216

The Bank's management approach relating to deposit and borrowing transactions with embedded derivatives (structured notes) has always been prudent and strict. In addition, the Bank's accounting and fair value assessment to processes relating to structured note products are consistent to those of the International Accounting Standard No. 39 (IAS 39). As such, when BOT enforced the notification titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives:, dated 16 November 2007, requiring commercial banks to apply IAS 39 to structured note products, there was no impact to the Bank's financial statements.

In the forth quarter of 2007, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,628 Million, up from the preceding quarter by Baht 216 Million or 6.33%. The items having significant changes are as follows:

- **Total interest and dividend income, up by Baht 219 Million or 1.60%** over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q4/07	Q3/07	Change
Loans	11,612	11,222	390
Interbank and money market items	824	1,015	(191)
Hire purchase and financial lease	378	327	51
Investments	1,068	1,099	(31)
Total	13,882	13,663	219.

- Interest income from loans up by Baht 390 Million or 3.48% as a result of loan growth.

- **Interest expenses** down from the previous quarter by Baht 528 Million or 12.38%, due largely to lower interest expenses from deposits in the amount of Baht 382 Million, or 10.57%, resulting from reducing fixed deposit.

Million Baht

Interest expenses	Q407	Q307	Change
Deposits	3,231	3,613	(382)
Interbank and money market items	42	52	(10)
Short-term borrowings	207	343	(136)
Long-term borrowings	257	257	-
Total	3,737	4,265	(528)

- **Bad debt and doubtful accounts**

Million Baht

Bad debt and doubtful accounts	Q407	Q307	Change
The Bank-only			
>> addition in this quarter	1,634	1,701	(67)
>>compensate for loss on debt restructuring	(131)	(888)	757
Subsidiaries			
>> Increase (decrease) in this quarter	149	(106)	255
Total	1,652	707	945

- **Non-interest income**, up by Baht 620 Million or 13.32% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q4/07	Q3/07	Change
Gain on investments	20	170	(150)
Share of profit from investments on equity method	(11)	57	(68)
Fees and service income	3,711	3,450	261
Gain on exchange	758	732	26
Other income	795	244	551
Total	5,273	4,653	620

- Fees and service income, up by Baht 261 Million or 7.57% from the preceding quarter due mainly to fees received from credit card, underwriting and money transfer transactions.

- Other income, up from the preceding quarter by Baht 551 Million or 225.82% due mainly to phethai – AMC has gain from selling NPL.

- The results of operation of the bank's subsidiary and associates.

Million Baht

Profit (loss)	Q4/07	Q3/07
Phethai – AMC	203	(30)
Other subsidiaries and associates	128	225
Total	331	195

- **Total non-interest expenses**, up from the preceding quarter by Baht 1,187 million or 16.61% due mainly to higher promotion and public relation expenses, expenses relating to the Bank's strategic projects, provision for bonus and higher number of employee in accordance with the Bank's strategic projects.

Million Baht

Non-interest expenses	Q4/07	Q3/07	Change
Personnel expenses	2,594	2,365	229
Premises and equipment expenses	1,661	1,534	127
Taxes and duties	612	606	6
Fee and service expenses	1,083	824	259
Directors' remuneration	14	23	(9)
Contributions to FIDF	766	766	-
Other expenses	1,603	1,028	575
Total	8,333	7,146	1,187

Consolidated Balance Sheets

Million Baht

	31 Dec 07	30 Sep 07	Change
Total Assets	994,518	1,007,295	(12,777)
Total Liabilities	894,523	910,518	(15,995)
Total Shareholders' equity	99,995	96,777	3,218

>> Assets

Million Baht

	31 Dec 07	30 Sep 07	Change
Total Assets	994,518	1,007,295	(12,777)
▪ Interbank and money market items	58,724	121,914	(63,190)
▪ Securities purchased under resale agreements	10,700	-	10,700
▪ Investments-net	95,526	103,899	(8,373)
▪ Loans and accrued interest receivables-net	737,916	697,803	40,113

The items of Total Assets having significant changes are as follows:

- **Interbank and money market items on assets, down by Baht 63,190 Million or 51.83%, Investments-net, down by Baht 8,373 Million or 8.06% and Investment in the bond repurchase market with the Bank of Thailand, up by Baht 10,700 Million or 100%** resulting from the extension of loan volume in a highly effective direction and the Bank's liquidity management.

Million Baht

Investments	31 Dec 07	30 Sep 07	Change
Debt securities	91,333	99,233	(7,900)
Equity securities	4,193	4,666	(473)
Total	95,526	103,899	(8,373)

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	31 Dec 07	30 Sep 07	Change
Loans	762,505	729,565	32,940
• Restructured loans	52,330	61,123	(8,793)
-Performing Restructured loans	38,446	39,443	(997)
-Non- performing Restructured loans [1]	13,884	21,680	(7,796)
• Non- restructured loans	710,175	668,442	41,733
Interest receivables	1,263	1,711	(448)
Total loans and interest receivables	763,768	731,276	32,492
Less Allowance for doubtful accounts	(24,217)	(31,459)	7,242
Revaluation allowance for debt Restructuring	(1,635)	(2,014)	379
Total loans and interest receivables-net	737,916	697,803	40,113

- Loans increased by Baht 32,940 Million, or 4.52%, mainly due to loans, net of payments, of Baht 49,475 Million, loan write-off of Baht 5,198 Million, including NPL sales by the Bank and Phethai Asset Management Co., Ltd., totaling Baht 11,337 Million. Of these NPL sales, the total amounts of Baht 7,568 Million belong to the Bank, and Baht 3,769 Million of Phethai AMC. The sales of the Bank and Phethai AMC NPLs are in line with the Bank's plans to reduce their NPLs to an appropriate level to brace for possible volatile economic and political situations in the future. Moreover, these sales will help the Bank to ease NPL management burdens and be able to manage the core business more effectively.

[1] as part of NPL

- **Classified Loans**

Million Baht

	Consolidated							
	31 Dec 2007				30 Sep 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	716,504	330,160	1	3,302	673,477	295,153	1	2,961
Special mention	11,025	3,802	2	85	9,424	2,511	2	50
Sub standard	5,419	2,505	100	2,505	7,292	3,218	100	3,218
Doubtful	11,282	5,863	100	5,863	11,348	4,535	100	4,535
Doubtful of loss	18,477	8,906	100	8,906	28,962	14,653	100	14,653
Total	762,707	351,236		20,661	730,503	320,070		25,417
Revaluation allowance for debt restructuring				1,635				2,014
Total				22,296				27,431
Allowance established in excess of BOT regulations for NPLs and Normal loans				3,556				6,042
Kasikorn Securities Public Co., Ltd.	1,061			-	773			-
Total	763,768			25,852	731,276			33,473

Million Baht

	The Bank							
	31 Dec 2007				30 Sep 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	721,058	355,265	1	3,553	678,701	319,926	1	3,199
Special mention	9,417	3,708	2	74	8,565	2,454	2	49
Sub standard	5,187	2,477	100	2,477	7,154	3,192	100	3,192
Doubtful	11,221	5,847	100	5,847	11,504	4,521	100	4,521
Doubtful of loss	15,668	7,813	100	7,813	22,163	11,742	100	11,742
Total	762,551	375,110		19,764	727,887	341,840		22,708
Revaluation allowance for debt restructuring				1,630				2,009
Total				21,394				24,717
Allowance established in excess of BOT regulations for NPLs and Normal loans				2,852				4,963
Total				24,246				29,680

>> **Liabilities and Shareholders' equity**

Million Baht

	31 Dec 07	30 Sep 07	Change
Total Liabilities	894,523	910,518	(15,995)
▪Deposits	783,822	806,711	(22,889)
▪Short-term borrowings	39,075	33,820	5,255
Shareholders' equity	99,995	96,777	3,218

The items of **Total Liabilities** and **shareholders' equity** having significant changes are as follows:

- **Deposits**, down from the preceding quarter by Baht 22,889 Million or 2.84% due mainly to an increase in 3 - 5 months fixed deposits. However, **Short-term borrowings**, up from the preceding quarter by Baht 5,255 Million or 15.54% due mainly to issuance of short – term debentures in order to obtain greater flexibility and variety of funding structure management as well as to provide additional investments for the public.

Million Baht

Type of deposits	31 Dec 07	30 Sep 07	Change
Current	42,485	46,328	(3,843)
Saving	391,863	372,650	19,213
Fixed 3 – 5 months	212,739	246,853	(34,114)
Fixed 6 – 11 months	66,040	64,080	1,960
Fixed 12 months and upward	70,695	76,800	(6,105)
Total	783,822	806,711	(22,889)

- **Shareholders' equity**, up by Baht 3,218 Million or 3.33% as a result of operating income in amount of Baht 3,628 Million in this quarter.

>> **Capital Funds**

Million Baht

	31 Dec 07	30 Sep 07	Change
Tier 1*	82,717	82,711	6
Tier 2	29,816	28,999	817
Total Tier*	112,533	111,710	823
Risk weighted assets	769,952	753,759	16,193
Tier 1 capital ratio*	10.74%	10.97%	(0.23)
Total capital ratio*	14.62%	14.82%	(0.20)

* excluding net profit of each period.

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06 (Restated)
Investments										
Debt Instruments	91,333	99,233	87,670	105,361	97,217	91,153	99,054	87,355	105,048	96,743
* Government and state enterprise securities										
>> Trading investments	1,833	11,007	11,118	18,642	6,124	1,825	11,007	11,118	18,642	6,124
>> Available-for-sale investments	59,673	49,371	32,390	45,156	44,154	59,673	49,371	32,390	45,156	44,154
>> Held-to-maturity investments	7,998	8,026	8,301	10,407	11,125	7,818	7,846	7,986	10,094	10,650
* Private enterprise debt instruments										
>> Trading investments	1,339	1,021	923	925	493	1,339	1,021	923	925	493
>> Available-for-sale investments	946	639	627	842	1,436	966	639	627	842	1,436
>> Held-to-maturity investments	911	911	931	931	980	911	911	931	931	980
* Foreign debt instruments										
>> Available-for-sale investments	16,833	26,374	31,135	25,481	29,842	16,833	26,374	31,135	25,481	29,842
>> Held-to-maturity investments	1,790	1,885	2,345	2,977	3,063	1,790	1,885	2,345	2,977	3,063
Equity Securities	4,193	4,666	4,633	4,580	4,770	12,647	12,810	12,765	13,096	13,320
>> Trading investments	335	288	251	257	242	335	288	251	257	242
>> Available-for-sale investments	858	976	918	708	814	838	855	897	637	783
>> General investments	2,410	2,813	2,850	3,074	3,231	2,117	2,310	2,360	2,413	2,544
>> Investment in subsidiaries & associated companies	589	589	514	541	483	9,357	9,267	9,257	9,741	9,741
Total investment-net	95,526	103,899	92,303	109,941	101,987	103,800	111,864	100,120	118,144	110,062
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	5,198	1,323	1,122	1,001	5,976	2,222	1,094	1,038	387	4,558
Restructured loans	52,330	61,123	60,563	60,312	61,514	50,435	55,824	54,403	53,779	54,635
Non- performing loans net (NPL net)	17,600	24,007	24,427	25,683	27,283	15,776	20,517	20,816	21,998	20,886
Total loans used for NPL net ratio calculation	768,317	719,750	681,276	663,196	659,845	769,418	720,602	681,744	663,724	657,798
NPL net to total loans(%)	2.29	3.34	3.59	3.87	4.14	2.05	2.85	3.05	3.31	3.18
Non-performing loans gross (NPL gross)	34,980	47,071	47,281	49,048	46,495	31,815	40,260	39,862	41,351	38,281
Total loans used for NPL gross ratio calculation	785,697	742,814	704,130	686,553	678,758	785,557	740,355	700,790	683,077	675,202
NPL gross to total loans (%)	4.45	6.34	6.71	7.14	6.85	4.05	5.44	5.69	6.05	5.67
Classified loans										
>> Pass	716,504	673,477	647,716	627,777	623,131	721,058	678,701	652,551	633,047	628,366
>> Special mention	11,025	9,424	9,167	8,972	8,469	9,417	8,565	8,432	7,946	7,917
>> Sub standard	5,419	7,293	7,662	9,180	7,777	5,187	7,154	7,597	9,134	7,723
>> Doubtful	11,282	11,348	10,628	9,029	10,298	11,221	11,304	10,594	9,895	10,263
>> Doubtful of loss	18,477	28,962	29,581	30,548	29,030	15,668	22,163	22,060	22,743	20,696
Total	762,707	730,503	704,754	686,426	678,705	762,551	727,887	701,234	682,765	674,965
Kasikorn Securities Public Co., Ltd.	1,061	773	439	449	315	-	-	-	-	-
Total	763,768	731,276	705,193	686,875	679,020	762,551	727,887	701,234	682,765	674,965
Allowance for doubtful accounts	25,852	33,473	33,370	33,272	32,993	24,246	29,680	29,000	28,618	27,873
Allowance as required by BOT	22,296	27,431	26,586	27,291	25,651	21,394	24,717	23,338	23,828	21,828
Allowance to allowance as required by BOT(%)	115.95	122.03	125.52	121.92	128.62	113.34	120.08	124.26	120.10	128.75
Properties foreclosed-net										
Properties foreclosed	17,343	17,432	17,453	18,101	18,727	12,720	12,686	12,741	13,121	13,435
Less Allowance for impairment	(1,978)	(2,093)	(2,081)	(2,161)	(2,232)	(1,467)	(1,583)	(1,600)	(1,695)	(1,796)
Properties foreclosed-net	15,365	15,339	15,372	15,940	16,495	11,253	11,103	11,141	11,426	11,639
Deposits										
>> Current	42,485	46,328	39,872	48,646	41,506	42,727	46,493	40,018	48,809	41,843
>> Saving	391,863	372,650	349,769	340,495	345,358	392,207	373,365	350,101	340,729	345,680
>> Fixed 3 - 5 months	212,739	246,852	196,290	193,317	176,525	212,739	246,253	196,290	193,317	176,525
>> Fixed 6 - 11 months	66,040	64,080	80,917	105,043	105,856	66,040	64,080	80,917	105,462	106,276
>> Fixed 12 months and upward	70,695	76,800	91,862	82,023	77,005	70,695	76,800	91,862	82,023	77,005
Total deposits	783,822	806,711	758,710	769,523	746,260	784,408	807,581	759,188	770,340	747,328

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KASIKORNBANK 開泰銀行

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06
Capital funds ratio[1]										
Tier 1 capital ratio	10.74	10.97	10.48	10.25	10.46	11.67	11.44	11.62	11.76	11.41
Tier 2 capital ratio	3.87	3.85	4.02	4.18	4.29	3.87	3.85	4.02	4.19	4.29
Total Capital funds ratio	14.62	14.82	14.50	14.43	14.74	15.54	15.29	15.64	15.95	15.70

(1) Calculated from the financial statements of the Bank and included the risk assets of the Bank's subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		31 Dec 07	30 Sep 07	%Change	30 Jun 07	31 Mar 07	31 Dec 06
Common share information:							
Per share (Baht)	- basic earnings	1.52	1.43	6.29	1.71	1.62	1.44
	- book value	41.87	40.53	3.31	39.69	39.32	37.04
Share price [1] (Baht)	- high	91.50	88.50	3.39	75.00	68.00	73.50
	- low	78.00	68.50	12.18	63.50	51.50	49.75
	- closing	87.00	81.00	7.41	74.00	65.00	61.50
Common shares outstanding	- average basic (thousand share)	2,388,180	2,387,931	0.01	2,387,502	2,386,113	2,382,125
	- end of quarter (thousand share)	2,388,202	2,387,969	0.01	2,387,612	2,386,608	2,382,147
Market capitalization (Million Baht)		207,774	193,425	7.42	176,683	155,130	146,502
Value measures:							
Price to book value ratio (PBV)		2.08	2.00	4.00	1.86	1.65	1.66
Operating results (Million Baht)							
Interest and dividend income		13,882	13,663	1.60	13,861	14,111	14,503
Interest expenses		3,737	4,265	(12.38)	4,795	5,288	5,614
Net income from interest and dividends		10,145	9,398	7.95	9,066	8,823	8,889
Bad debt and doubtful accounts [2]		1,806	1,754	2.96	1,322	1,005	1,596
Non-interest income		5,273	4,653	13.32	4,765	4,205	3,956
Non-interest expenses		8,333	7,146	16.61	7,054	6,495	7,762
Total income [3]		15,418	14,051	9.73	13,831	13,028	12,845
Net income		3,628	3,412	6.33	4,088	3,877	3,439
Operating measures:							
Net interest margin [7]		4.30%	4.03%	0.27	4.03%	3.97%	4.05%
Efficiency ratio		54.05%	50.86%	3.19	51.00%	49.85%	60.43%
Return on average assets (ROA) [4]		1.45%	1.39%	0.06	1.72%	1.65%	1.49%
Return on average equity (ROE) [4]		14.75%	14.25%	0.50	17.24%	17.03%	15.83%
Number of employees		12,320	11,881	3.69	11,587	11,322	11,219
Balance sheet information (Million Baht)							
Loans		762,505	729,565	4.52	703,419	685,056	677,307
Allowance for doubtful accounts [5]		25,852	33,473	(22.77)	33,370	33,272	32,993
Non-performing loans net (NPL net)		17,600	24,007	(26.69)	24,437	25,692	27,282
Non-performing loans (NPL gross)		34,980	47,071	(25.69)	47,281	49,048	46,405
Total assets		994,518	1,007,295	(1.27)	962,632	941,927	935,509
Deposits		783,822	806,711	(2.84)	758,710	769,523	746,260
Total liabilities		894,523	910,518	(1.76)	867,857	848,081	847,271
Shareholders' equity [6]		99,995	96,777	3.33	94,775	93,846	88,238
Average assets		1,000,907	984,964	1.62	952,280	938,718	921,984
Average earning assets [7]		942,904	933,244	1.04	900,046	888,370	878,125
Average shareholders' equity [8]		98,386	95,776	2.73	94,311	91,042	86,642
Risk weighted assets		769,952	753,759	2.15	721,893	703,190	687,638
Balance sheet quality measures:							
Loans to deposits ratio		97.28%	90.44%	6.84	92.05%	88.56%	90.18%
Shareholders' equity to risk weighted assets		12.99%	12.84%	0.15	13.13%	13.35%	12.83%
Return on risk weighted assets [4]		1.88%	1.81%	0.07	2.27%	2.21%	1.99%
Tier I capital ratio		10.74%	10.97%	(0.23)	10.48%	10.25%	10.40%
Total capital ratio		14.62%	14.82%	(0.20)	14.50%	14.43%	14.74%
NPL net to loans [9]		2.29%	3.34%	(1.05)	3.59%	3.87%	4.14%
NPL gross to loans [9]		4.45%	6.34%	(1.89)	6.71%	7.14%	6.85%
Total allowance to loans		3.39%	4.59%	(1.20)	4.74%	4.86%	4.87%
Total allowance to NPL gross		73.91%	71.11%	2.80	70.58%	67.84%	70.96%
NPL gross after allowance (Million Baht)		9,128	13,598	(32.87)	13,911	15,776	13,502

Financial Highlights – Consolidated financial statement (continued)

[1] local board / high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income = Net Income from interest and dividend + Non-interest income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

[9] Loans used in calculation are loans to general customers and loans to financial institutions

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	31 Dec 07	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	100.00
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00	-	-	-
K-SME Venture Capital Co., Ltd.	100.00	-	-	-	-

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

END